Mail Stop 4561


      April 14, 2006



Gregory T. Stevens
Chief Administrative Officer
Spheris, Inc.
720 Cool Springs Boulevard, Suite 200
Franklin, Tennessee 37067

Re:	Spheris, Inc.
      Registration Statement on Form S-4
      Filed on March 22, 2006
      File No. 333-132641

Dear Mr. Stevens:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note that the expiration date of the exchange offer is not
Rule 430A information. Prior to effectiveness, fill in the blank date or specifically state on the cover page and elsewhere that the exchange offer will terminate a certain number of days (e.g. 30 days) after effectiveness of the registration statement. Please also state the maximum period of time that the exchange offer will remain in effect from the date the registration statement is declared effective through the expiration date, including all extensions.
2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.
3. Please provide us support for comparative factual assertions and for management`s belief in qualitative statements regarding your position in the industry. Clearly mark these materials to highlight the specific information you believe supports the statement referenced. We note, for example, "We believe the addressable medical transcription market, which consists of hospitals, health systems and group medical practices, as of 2000, was approximately $11.7 billion and growing" on page 1, as well as your estimate that
"the top 10 firms in the industry based on revenue account for less that 10% of [y]our addressable market" on page 48, and your belief that customers "converting in-house transcription to [y]our services realize on average a 20-25% direct cost advantage as compared to in-house transcription" on page 50.
4. Please revise the filing to disclose the basis for your characterization of Spheris, Inc. as a "leading" outsource provider of medical transcription technology and services. Are you a leader based on revenues, products offered, or some other measure?
5. Please provide copies of market and industry data, as well as government studies that you cite or rely on in your filing. These materials should be appropriately marked, dated, and refer to the page number on which they are cited. For example, we note that you cite to the U.S. Department of Labor for the statistic that demand for MTs is expected to increase by approximately 22% through 2014.

Prospectus Cover Page
6. Please revise the fourth bullet point to clarify that the exchange notes will be guaranteed on a joint and several basis.
7. Please revise to include bullet point disclosure indicating the ranking of the notes.

Inside Cover Page
8. The first sentence of the second paragraph suggests you are incorporating by reference into the prospectus. Please revise or advise.

Forward-Looking Statements, page ii
9. The safe harbor for forward looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an initial public offering and tender offer. See Section 27A(b)(2)(C) of the Securities Act and
Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Prospectus Summary - page 1
10. Your prospectus contains repetitive disclosure. For example, disclosure under "Company Overview" on page 1 is repeated nearly verbatim on pages 36 and 50. Likewise, "Competitive Strengths" and
"Business Strategy" on pages 50 through 53. Mere repetition of the same language does not enhance the quality of disclosure in your prospectus. Revise the summary to highlight key information.
Full
disclosure included in the body of your prospectus should appear only once, organized according to your investors` perspectives. Please eliminate all unnecessary redundancy throughout the prospectus.
11. In the interest of providing a balanced view of Spheris, Inc., please compliment your disclosure regarding your competitive strengths and business strategy with summary risk factors, including disclosure with regard to your history of losses and accumulated deficit.
12. Please include a brief description of your debt, including your aggregate indebtedness as of a recent date.
13. Please include a discussion of material conflicts of interest. In this regard, we note risk factor disclosure at page 21 indicating that you are controlled by Warburg Pincus.

The Exchange Offer, page 4
14. Please summarize all the conditions to the exchange offer.
15. Please summarize the material representations and acknowledgements required in the transmittal letter.
16. We note the disclosure on page 6 under "Acceptance of Outstanding
Notes and Delivery of Exchange Notes" indicating that you will return any outstanding notes that you do no accept for exchange "as promptly as practicable" after the expiration date. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Transfer Restrictions - page 9
17. Please revise to clarify that the exchange notes are freely transferable by parties eligible to participate in the exchange offer.

Risk Factors - page 11
18. Some of your risk factors and risk factor headings fail to specifically state the risk that may flow from the facts and circumstances you describe. Please review and revise your risk factors, including the risk factor headings, to state the specific risk that will result from the facts you describe.
19. Please avoid using generic conclusions such as "adversely affected" and "negative impact" when describing the risks` effects.
Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operations would be affected by the facts you describe.

Our ability to make payment on the exchange notes depends on the earnings of our subsidiaries - page 13
20. Please revise to indicate whether any of your subsidiaries currently have any restrictions that limit their ability to make a distribution to Spheris, Inc.

The terms of our credit agreement and the indenture governing the notes may restrict our current and future operations..., page 14
21. Please briefly describe the financial ratios that you are required to maintain. We note the minimum interest coverage test and maximum leverage ratio test referenced in paragraph one on page 15.

You cannot be sure that an active public trading market will exist..., page 16
22. Please briefly describe the nature of the PORTAL market and the limited liquidity it would offer to investors.





We may not be able to fulfill our repurchase obligations in the event of a change of control - page 17
23. In addition to the reference to the indenture for the exchange notes, please revise to define briefly what constitutes a "change of control" under the applicable governing law of the indenture.

The loss of our executive officers and other key employees could have a material adverse effect on our business - page 21
24. Please revise to identify the specific executive officers and other key employees upon whom you rely. If the risk relates to officers and employees generally, please consider deleting this risk as it seems to be generic to all companies.

The Exchange Offer - page 23

Extensions, Delays in acceptance, Termination or Amendment, page
25
25. You reserve the right "to delay the acceptance of any outstanding notes." Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.
26. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Conditions to the Exchange Offer - page 26
27. Please revise to indicate that all offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before expiration of the offer. Further, please confirm your understanding that "applicable law" and staff interpretations are not "regulatory approvals."
28. We note your disclosure that you may waive any of the conditions.
Please revise to indicate, as you do in your Letter of Transmittal, that to the extent that you waive any condition of the offer, you will waive the condition for all holders of old notes.



Management`s Discussion and Analysis - page 35

Recent Transaction - page 36
29. Please revise to update the status of the Vianeta acquisition.
30. Please tell us why you have not provided financial statements for the probable acquisition of Vianeta in accordance with Rule 3-05 of
Regulation S-X.

Results of Operations, page 38
31. Please revise to disclose the expected impact of the acquisition of Vianeta on the results of operations and liquidity of the registrant.

Liquidity and Capital Resources - page 43
32. Please revise the final paragraph on page 44, to indicate the nature of the "certain factors outside of [y]our control" that affect your ability to meet the covenants and conditions pursuant to your senior secured credit facilities.

Business - page 50
33. Please revise to describe the respective operations of the three guarantor subsidiaries, Spheris Operations, Inc., Spheris Leasing
LLC, and Spheris Canada Inc.

We have a highly skilled global labor force - page 51
34. Please revise to explain what ISO 9001:2000 certification is.

Services Provided - page 53
35. We note you have employees in Canada. However, the extent of your Canadian operations are not clear as they are not referenced in your discussion of your domestic or overseas operations, nor is a Canadian office referenced in the discussion of your properties. Please revise or advise.

Management - page 60
36. Please identify directors that have been appointed by Warburg
Pincus or TowerBrook Capital Partners LLC. Refer to Item 401(a) of
Regulation S-K.


Restrictive Covenants and Other Matters - page 70
37. Please revise to briefly describe the "certain exceptions" referenced in paragraph two to which the negative covenants are subject.

Certain Relationships and Related Party Transactions - page 72
38. Please provide a clearer description of the purpose of the tax sharing agreement and quantify the amounts that have been paid.
39. Please briefly describe your relationship with Spheris
Investment.

Description of Exchange Notes - page 74
40. Please revise paragraph five to clarify that the referenced indenture has been filed as an exhibit to the registration statement.

Change of Control - page 79
41. Please disclose that any repurchase offer made pursuant to the change of control provisions will comply with any applicable regulations under the federal securities laws, including Rule 14e-
1
under the Exchange Act.

Certain United States Federal Income Tax Considerations - page 124
42. Please revise the heading to clarify that you are here disclosing the material Federal income tax considerations related to your transaction.
43. Because this appears to be counsel`s opinion as to the material
Federal income tax implications of your proposed transaction, we are uncertain why you state that it is a "summary" and why you make no mention of the legal opinion. We note that disclosure in paragraph 3 of Exhibit 8.1 states that "the statements in the Registration Statement set forth under the caption `Certain United States Federal
Income Tax Considerations,` constitute our opinion of the material U.S. federal income tax considerations applicable to the offering of the New Notes." Please advise or revise.
44. We note your statements on page 125 that the exchange of the outstanding notes for exchange notes pursuant to the exchange offer
"should not" constitute a material modification of the terms of the outstanding notes and therefore "should not" constitute a taxable event for U.S. federal income tax purposes. Please advise us why counsel is unable to make an unqualified statement regarding the exchange not constituting a material modification as well as the tax treatment of the exchange. We note similar disclosure on page 6 of "The Exchange Offer."

Spheris Inc. Notes to Consolidated Financial Statements

Note 3.  HealthScribe and EDiX Acquisitions, page F-13
45. Please advise us why you have not included financial statements of HealthScribe in accordance with Rule 3-05 of Regulation S-X.
It
appears that this acquisition was significant above the 50% level.

Note 9.  Debt, page F-18

2004 Senior Facility, page F-18
46. Please revise your disclosure to describe the most significant restrictions on your ability to declare and pay dividends. Refer to
Rule 4-08(e) of Regulation S-X.

Exhibit 5.1-Opinion of Bass, Berry & Sims PLC
47. The assumption that "the New Notes will be issued and sold in compliance with applicable federal and state securities laws" in paragraph 5 does not appear appropriate to your legal opinion. Please revise to remove the assumption, or advise us why you believe it may appropriately be retained.
48. We note that the opinion is limited to the laws of the State of
Tennessee and the Delaware General Corporation Law; however, counsel must opine on the law of the jurisdiction governing the indenture, which is New York law, as referenced in Section 13.07 of the indenture. Please provide a revised opinion.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Kristi Beshears, Accountant, at (202) 551-
3429
or Dan Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.
Please contact Paul Fischer, Staff Attorney, at (202) 551-3415 or the undersigned at (202) 551-3852 with any other questions.


      Sincerely,


      Michael McTiernan
      Special Counsel

cc:	Laura R. Brothers, Esq. (via facsimile)




Mr. Gregory T. Stevens
Spheris, Inc.
April 14, 2006
Page 10